April 28, 2020

VIA EDGAR

Mr. Jeffrey Gabor
Office of Life Sciences
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     CV Sciences, Inc.
Registration Statement on Form S-3
File No. 333-237772

Dear Mr. Gabor:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of CV Sciences, Inc., respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on April 30, 2020, or as soon as practicable thereafter.

If you have any questions or require additional information, please contact Craig M. Garner, Esq. of Latham & Watkins LLP at (858) 523-5407. Thank you for your assistance and cooperation in this matter.

Very truly yours,

CV SCIENCES, INC.

By:     /s/ Joseph D. Dowling
Joseph D. Dowling
Chief Executive Officer

cc:    Joerg Grasser, CV Sciences, Inc.
Craig M. Garner, Esq., Latham & Watkins LLP